November 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re: BYTE Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 7, 2023
File No. 333-274464

Ladies and Gentlemen:

Set forth below are the responses of BYTE Acquisition Corp. (the “BYTS,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2023, with respect to Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-274464, filed with the Commission on November 7, 2023. BYTS has filed Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Amendment No. 3 unless otherwise specified. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Certain Projected Financial Information for Airship AI, page 115

1.	We note your response to prior comment 1. Please revise to quantify the assumed contract win rate and revenue that each opportunity classification in your pipeline will provide. For example, of the $162.9 million pipeline, you estimate $6.7 million in RFQ responses, $30.5 million in Quoted opportunities, and $125.7 million in Market Research or RFI opportunities; however, it is unclear the amount that you expect will result in awarded contracts and related revenue. As part of your disclosure, clarify whether your assumed conversion and/or contract win rate is based on historical trends or experience, and provide a discussion supporting your assumptions. To the extent your assumptions are based on historical trends, disclose such historical information for each of the periods presented.

Response: BYTS acknowledges the Staff’s comment and notes that Airship AI has revised its disclosure on pages 115-116 of Amendment No. 3 accordingly.

2.	Please revise here and in your Growth Strategy section on page 222 to quantify the total number of awarded contracts and other opportunities, such as RFQs, RFIs, Quoted Opportunities, and Market Research Opportunities, in your pipeline. To the extent material, discuss the average contract amount of your awarded contracts and other opportunities in your pipeline or if they are highly variable, provide additional discussion regarding such variability.

Response: BYTS acknowledges the Staff’s comment and notes that Airship AI has revised its disclosure on pages 115-116 of Amendment No. 3 accordingly.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Samuel Gloor, BYTE Acquisition Corp.

Victor Huang, Airship AI Holdings, Inc.

Loeb & Loeb LLP